UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 1, 2023

BYTE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40222	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

445 Park Avenue,9th Floor

New York, NY 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (917) 969-9250

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	BYTSU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	BYTS	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	BYTSW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed, on June 27, 2023, BYTE Acquisition Corp., a Cayman Islands exempted company (“BYTS”), entered into a merger agreement (“Merger Agreement”) with Airship AI Holdings, Inc., a Washington corporation (“Airship AI”), and Byte Merger Sub Inc., a Washington corporation and wholly-owned subsidiary of BYTS (“Merger Sub”), pursuant to which BYTS will domesticate by way of continuation out of the Cayman Islands and into the State of Delaware and, thereafter, Merger Sub will merge with and into Airship AI, with Airship AI surviving as a wholly-owned subsidiary of BYTS (collectively, the “Business Combination”). Pursuant to the Merger Agreement, BYTS agreed to enter into non-redemption agreements with certain investors pursuant to which such investors will commit to hold or acquire, as applicable, and not to redeem an aggregate of $7 million of BYTS Class A Ordinary Shares in connection with the Merger, on the terms and subject to the conditions set forth in these agreements.

On August 1, 2023, BYTS entered into a non-redemption agreement (“Non-Redemption Agreement”) with Byte Holdings LP, a Cayman Islands exempted limited partnership and the Sponsor of BYTS (“Sponsor”). Pursuant to the Non-Redemption Agreement, Sponsor agreed to acquire from shareholders of BYTS $6 million in aggregate value of Class A ordinary shares of BYTS, par value $0.0001 per share, initially included as part of the units sold in BYTS’ initial public offering (the “Public Shares”), either in the open market or through privately negotiated transactions, at a price no higher than the redemption price per share payable to public shareholders who exercise redemption rights with respect to their Public Shares, prior to the closing date of the Business Combination, to waive its redemption rights and hold the Public Shares through the closing date of the Business Combination, and to abstain from voting and not vote the Public Shares in favor of or against the Business Combination. As consideration for the Non-Redemption Agreement, BYTS agreed to pay the Sponsor $0.033 per Public Share per month, which will begin accruing on the date that is three days after the date of the Non-Redemption Agreement and terminate on the earlier of the closing date of the Business Combination, the termination of the Merger Agreement, or the Outside Closing Date (as defined in the Merger Agreement).

Additionally, on August 1, 2023, BYTS entered into a Non-Redemption Agreement with an existing shareholder (the “Non-Redeeming Shareholder”) holding Public Shares, pursuant to which the Non-Redeeming Shareholder agreed not to redeem $1 million in aggregate value of Public Shares held by it on the date of the Non-Redemption Agreement in connection with the Business Combination.

The foregoing description of the Non-Redemption Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Non-Redemption Agreements, copies of which are filed as Exhibits 10.1 and 10.2 hereto and are incorporated by reference herein.

Important Information About the Business Combination and Where to Find It

The Business Combination will be submitted to shareholders of BYTS for their consideration. BYTS intends to file the Registration Statement with the SEC which will include a preliminary proxy statement/prospectus (a “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to BYTS’ shareholders as of a record date to be established for voting on the Business Combination. BYTS may also file other relevant documents regarding the Business Combination with the SEC. BYTS’ shareholders and other interested persons are advised to read, once available, the preliminary Proxy Statement/Prospectus and any amendments thereto and, once available, the definitive Proxy Statement/Prospectus, in connection with BYTS’ solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about BYTS, Airship AI and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by BYTS, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: BYTS’ Chief Executive Officer at 445 Park Avenue, 9th Floor, New York, NY 10022.

Participants in the Solicitation

BYTS and Airship AI and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Business Combination under the rules of the SEC. Information about the directors and executive officers of BYTS and Airship AI and a description of their interests in BYTS, Airship AI and the Business Combination are set forth in BYTS’ Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 31, 2023, and/or will be contained in the Registration Statement and the Proxy Statement/Prospectus when available, which documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

The disclosure herein includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed Business Combination and the projected future financial performance of Airship AI following the proposed Business Combination; (3) changes in the market for Airship AI’s services and technology, expansion plans and opportunities; (4) Airship AI’s unit economics; (5) the sources and uses of cash in connection with the proposed Business Combination; (6) the anticipated capitalization and enterprise value of Airship Pubco following the consummation of the proposed Business Combination; (7) the projected technological developments of Airship AI; (8) current and future potential commercial and customer relationships; (9) the ability to operate efficiently at scale; (10) anticipated investments in capital resources and research and development, and the effect of these investments; (11) the amount of redemption requests made by BYTS’ public shareholders; (12) the ability of Airship Pubco to issue equity or equity-linked securities in the future; (13) the failure to achieve the minimum cash at closing requirements; (14) the inability to obtain or maintain the listing of the combined company’s common stock on Nasdaq following the Proposed Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq’s initial listing standards in connection with the consummation of the Proposed Business Combination; and (15) expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this release, and on the current expectations of BYTS’ and Airship AI’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BYTS and Airship AI. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in BYTS’ Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 31, 2023, and/or will be contained in the Registration Statement and the Proxy Statement/Prospectus when available, and in those other documents that BYTS has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither BYTS nor Airship AI presently know or that BYTS and Airship AI currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect BYTS’ and Airship AI’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. BYTS and Airship AI anticipate that subsequent events and developments will cause BYTS’ and Airship AI’s assessments to change. However, while BYTS and Airship AI may elect to update these forward-looking statements at some point in the future, BYTS and Airship AI specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing BYTS’ and Airship AI’s assessments as of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Current Report on Form 8-K does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

10.1	Non-Redemption Agreement, dated as of August 1, 2023, by and among BYTE Acquisition Corp., Byte Holdings LP, and Airship AI Holdings, Inc.
10.2	Non-Redemption Agreement, dated as of August 1, 2023, by and among BYTE Acquisition Corp. and the shareholder of BYTE Acquisition Corp. named therein.
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BYTE ACQUISITION CORP.

	By:	/s/ Sam Gloor
		Name:	Sam Gloor
		Title:	Chief Executive Officer and
Chief Financial Officer

Date: August 2, 2023

4